UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31937   / December 15, 2015

In the Matter of

ETF SERIES SOLUTIONS
615 E. Michigan Street
Milwaukee, WI 53202

U.S. GLOBAL INVESTORS, INC.
7900 Callaghan Road
San Antonio, TX 78229

(File No. 812-14451)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

ETF Series Solutions and U.S. Global Investors, Inc. filed an application on April 28, 2015, and
an amendment to the application on September 25, 2015, requesting an order under section 6(c)
of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of
the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order
permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval and also grants relief from certain disclosure requirements.

On November 18, 2015, a notice of the filing of the application was issued (Investment
Company Act Release No. 31905). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by ETF Series Solutions and U.S. Global Investors, Inc. (File No. 812-14451) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary